

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Corey Thomas
Chief Executive Officer
Rapid7, Inc.
100 Summer Street
Boston, MA 02110

> **Re: Rapid7, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2015**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 8, 2015**
> **File No. 333-204874**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2015 letter. References to page numbers refer to those presented in your Form S-1 referenced above.

General

1.   You state on page 29 that you are aware of exports of your products by persons and organizations that appear to be located in countries that are the subject of U.S. embargoes, but you do not identify the countries. You discuss on page 53 your sales in the Middle East and Africa, regions that include Iran, Sudan and Syria. Your website includes a form and drop down menu that appear to allow companies in Iran, Sudan and Syria to become your partners.

Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with

       Iran, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Iran, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

3.   You indicate on page 55 that you believe you are well positioned to capitalize on shifts in "enterprise information security." Systems, equipment and components for "information security" are included in the Department of Commerce's Commerce Control List. Please tell us whether any contacts with Iran, Sudan or Syria you describe in response to the comments above involve products or technology that are dual use or otherwise have military applications, or are included in the Commerce Control List.

4.   We will contact you separately about the graphics provided in your filing.

Notes to the Consolidated Financial Statements

Note (f) Revenue recognition, page F-8

5.   We note your response to prior comment 21. Tell us when professional services are delivered and whether such services commence upon delivery of the software license. Further, describe circumstances where the professional services will be provided for a performance period that exceeds the maintenance and support period.

6.   We note your response to prior comment 22. Please clarify your accounting for multiple arrangements that include both software and non-software elements to indicate whether the non-software elements consist of more than one deliverable. In this regard, tell us whether each non-software element represents one unit of accounting and no one deliverable has stand-alone value. In addition, please revise to define BESP and clearly state that you could not determine VSOE or TPE.

Note (8) Redeemable Convertible Preferred Stock and Common Stock, page F-18

7.   We have reviewed your response to prior comment 23. Once you have determined your price range, please disclose the accounting impact and value of the IPO Participation Payment.

Note (16) Subsequent Events (Unaudited), page F-30

8.   We note in your supplemental response letter dated June 17, 2015, that you granted additional options to acquire common stock on May 5, 2015. Please expand your subsequent events footnote disclosure to identify this grant, including the number of options granted, as well as the exercise price.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.   We note that you issued 9,091 shares of common stock as partial consideration for the acquisition of NT OBJECTives, Inc. Please disclose the facts that made the Section 4(a)(2) exemption available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Nicole Brookshire, Esq.
Cooley LLP